Scudder New York Municipal Bond Fund Inc.
                               (the "Registrant")
                                                      Securities Act of 1933
                                                      Registration No 333-105410

                                                       Investment Company Act
                                                       Of 1940 File No 811-21354

                       Securities and Exchange Commission
                             Washington, D.C. 20549

              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

                    Scudder New York Municipal Bond Fund Inc.
                              (Name of Registrant)

                                    Maryland
                            (State of Incorporation)

                                 345 Park Avenue
                            New York, New York 10154
                           (Principal Office Address)

Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned officer of the Registrant hereby request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form N-2, (together with all exhibits thereto, the "Registration Statement"), Securities Act of 1933 File Number 333-105410, Investment Company Act of 1940 File No. 811-21354, relating to shares (the "Shares") of the Scudder New York Municipal Bond Fund Inc. (the "Fund").

The Fund requests that such consent be granted on the grounds that market conditions changed. The Registrant hereby confirms that no shares of the Fund were sold in connection with the offering described in the Registration Statement.

Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned via facsimile at 410-895-4949 as soon as it is available. If you have any questions regarding this application, do not hesitate to contact Bruce Rosenblum at 410-895-3883.

                                       Respectfully submitted,
                                       Scudder New York Municipal Bond Fund Inc.


                                       /s/Charlie Rizzo
                                       Charlie Rizzo
                                       Chief Financial Officer